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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                             ---------------------------
                                    SCHEDULE 13G/A

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 8)(1)

                            QUALITY FOOD CENTERS, INC.
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                                  (Name of Issuer)


                                    COMMON STOCK
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                           (Title of Class of Securities)


                                     747565109
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                                   (CUSIP Number)


                                --------------------

    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7)



-------------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 747565109                   13G                 Page  2  of  7  Pages
          ---------                                            ---    ---

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 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Stuart M. Sloan

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                     1,698,982
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                      -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  1,698,982
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,982
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 747565109                   13G                 Page  3  of  7  Pages
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ITEM 1   (a). NAME OF ISSUER:

         Quality Food Centers, Inc.

ITEM 1   (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         10112 NE 10th Street
         Bellevue, Washington  98004

ITEM 2   (a). NAME OF PERSON FILING:

         Stuart M. Sloan

ITEM 2   (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Sloan Capital Companies
         1301 Fifth Avenue, Ste. 3000
         Seattle, Washington  98101

ITEM 2   (c). CITIZENSHIP:

         U.S.A.

ITEM 2   (d). TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2   (e). CUSIP NUMBER:

         747565 10 9

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
CHECK WHETHER THE PERSON FILING IS A:       N/A

         (a)  / /  Broker or dealer registered under Section 15 of the Act,

         (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

         (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) / / Investment Company registered under Section 8 of the Investment Company Act,

         (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-(1)(ii)(F),

         (g)  / /  Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G); SEE Item 7,

         (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

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CUSIP No. 747565109                   13G                 Page  4  of  7  Pages
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ITEM 4.  OWNERSHIP.

         (a)  Amount beneficially owned:

              1,698,982(1) shares of Common Stock

         (b)  Percent of class:

              11.6%

         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote

                     1,698,982 shares of Common Stock

              (ii)   Shared power to vote or to direct the vote

                     -0-

              (iii)  Sole power to dispose or to direct the disposition of

                     1,698,982 shares of Common Stock

              (iv)   Shared power to dispose or to direct the disposition of

                     -0-

____________________________________

          (1) Reflects sale of 2,975,000 shares of Common Stock by Mr. Sloan to Zell/Chilmark Fund L.P. on January 16, 1996 pursuant to the terms of a Stock Purchase and Sale Agreement dated as of January 14, 1995 between Zell/Chilmark Fund L.P. and Stuart M. Sloan.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         [    ].  N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A


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CUSIP No. 747565109                   13G                 Page  5  of  7  Pages
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A


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CUSIP No. 747565109                   13G                 Page  6   of  7  Pages
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ITEM 10. CERTIFICATION.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:   February  12, 1997



                                                 /s/ Stuart M. Sloan
                                                     ----------------------
                                                     Stuart M. Sloan


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CUSIP No. 747565109                   13G                 Page  7  of  7  Pages
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                             EXHIBITS TO AMENDMENT NO. 8
                                          OF
                                     SCHEDULE 13G




Exhibit A    Stock Purchase and Sale Agreement dated as of January 14, 1995 between Zell/Chilmark Fund L.P. and Stuart M. Sloan (incorporated by reference to Exhibit (c)(3) to Schedule 13E-4 filed with the SEC on January 19, 1995).